UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No.     )*

NOBLE INTERNATIONAL, LTD.

(Name of Issuer)

Common Stock, $.00067 par value per share

(Title of Class of Securities)

655053106

(CUSIP Number)

Robert J. Skandalaris

33 Bloomfield Hills Parkway, Suite 155

Bloomfield Hills, Michigan 48304

(248) 593-8899

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 655053106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert J. Skandalaris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,190,623
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 2,190,623
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,190,623
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 655053106

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock (the “Common Stock”) of the following corporation (the “Issuer” or the “Company”):

Noble International, Ltd.

28213 Van Dyke Ave.

Warren, Michigan 48093

Item 2. Identity and Background

This Schedule 13D is filed on behalf of Robert J. Skandalaris, whose business address is 33 Bloomfield Hills Parkway, Suite 155, Bloomfield Hills, Michigan.

Mr. Skandalaris is currently employed as the Chairman of the Board and a Director of the Issuer.

During the last five years, Mr. Skandalaris has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Skandalaris has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Skandalaris is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

This Schedule 13D is being filed to reflect the fact that the 2,190,623 shares of Common Stock of which Mr. Skandalaris is the beneficial owner, as described in Item 5 below, have become subject to a Voting and Support Agreement entered into between Mr. Skandalaris and Arcelor, S.A. (“Arcelor”), The Voting and Support Agreement is described in more detail in Item 6 below.

Except as set forth above and except as described below (including the agreements described in Item 6), Mr. Skandalaris has no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional Common Stock of the Issuer, or the disposition of Common Stock of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Any changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of Common Stock of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(i) A class of equity Common Stock of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

CUSIP No. 655053106

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Common Stock of the Issuer

(a) and (b) Mr. Skandalaris beneficially owns an aggregate of 2,190,623 shares of the Common Stock, constituting approximately 15.5% of the shares outstanding as of March 15, 2007. Mr. Skandalaris has sole dispositive and (subject to the proxy described in Item 6 below) sole voting power over such shares. Such Common Stock includes the following:

(i) 332,594 shares of Common Stock held by a family owned limited liability company in which Mr. Skandalaris exercises voting power, but has no ownership interest.

(ii) 316,292 shares of Common Stock held by a family owned limited liability company in which Mr. Skandalaris exercises voting power and has an ownership interest.

(ii) Options to purchase 15,000 shares of Common Stock.

The foregoing excludes shares of Common Stock, if any, held by Arcelor to which Mr. Skandalaris disclaims beneficial ownership, and this filing and Mr. Skandalaris’ responses herein shall not be construed as an admission that Mr. Skandalaris is the beneficial owner of such shares of Common Stock or has formed a group together with Arcelor. Mr. Skandalaris’ relationship with Arcelor is described in Item 6 below.

(c) No transactions in the Common Stock were effected by Mr. Skandalaris in the last sixty days.

(d) Except for the rights of the beneficial holders to receive dividend income and proceeds from dispositions of our Common Stock described in Items 5 (a) and (b), no other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Common Stock.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Common Stock of the Issuer

Voting and Support Agreement

The Company and Arcelor have entered into a Share Purchase Agreement, dated March 15, 2007, providing, among other things, for a strategic business combination of the laser-welding operations of Arcelor with Noble in exchange for cash, shares of the Common Stock and the assumption of certain liabilities.

Mr. Skandalaris has entered into a Voting and Support Agreement with Arcelor, a copy of which is attached as an exhibit, as a condition to Arcelor’s execution of the Share Purchase Agreement. Under the Voting and Support Agreement, Mr. Skandalaris has agreed to vote all of his shares of the Common Stock in favor of the transaction and to vote against any action, agreement or transaction submitted for approval of the Company’s stockholders that would be:

•	a breach of any obligation or agreement of the Company in the Share Purchase Agreement;

•	a breach of any obligation or agreement of Mr. Skandalaris contained in the Voting and Support Agreement; or

•	reasonably expected to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect the transaction or the Share Purchase Agreement.

Further, Mr. Skandalaris has granted to Arcelor a proxy to vote his shares of the Common Stock consistent with these conditions.

While the Voting and Support Agreement is in effect, Mr. Skandalaris has agreed not to sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of any of his shares of the Common Stock.

CUSIP No. 655053106

Standstill and Stockholder Agreement

As a condition to the closing of the transactions contemplated by the Share Purchase Agreement, the Company, Arcelor and Mr. Skandalaris must enter into a Standstill and Stockholder Agreement, a copy of which is attached as an exhibit, in order to set forth certain agreements with respect to their future ownership and voting of the Common Stock. As part of the Standstill and Stockholder Agreement, Mr. Skandalaris and Arcelor have agreed with the Issuer that, among other things, the Board of Directors of the Issuer shall increase from 7 to 9 members, that three of the current independent directors will resign, that Arcelor will nominate 4 new directors, and that Mr. Skandalaris will nominate 1 new director.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Skandalaris and any other persons with respect to any Common Stock of the Company, including but not limited to transfer or voting of any Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Voting and Support Agreement dated as of March 15, 2007 by and between Arcelor, S.A. and Robert J. Skandalaris.

Exhibit 99.2	Form of Standstill and Stockholder Agreement by and between Noble International, Ltd., Arcelor, S.A. and Robert J. Skandalaris.

CUSIP No. 655053106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date March 20, 2007

/s/ Robert J. Skandalaris Robert J. Skandalaris